Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FedEx

May 24, 2012

Alberto H. Zapata
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC  20549-8629

RE:           Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-181612  Lincoln ChoicePlusSM Series

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln ChoicePlusSM Series (“the Series Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on May 23, 2012.

The Contracts are in many respects similar to certain individual variable annuity contracts (the “Signature Contracts”) issued by Lincoln through the Account (specifically, Lincoln ChoicePlusSM Signature; File No. 333-170897).  The disclosure included in the Registration Statement is based on the disclosure included in the currently effective registration statement for the Signature Contracts although it has been modified to reflect language specific to this product. The registration statement for the Signature Contracts was previously reviewed by the staff of the Office of Insurance Products, Division of Investment Management (“the Staff”). The enclosed copies of the prospectus and Statement of Additional Information included in the Registration Statement have been marked to show changes from the current prospectus and statement of additional information for the Signature Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The Series Contracts are designed for one certain distribution partner who will offer all three share classes to their consumers: B, C and L Share.  This prospectus combines the B Share, C Share and L Share options into one prospectus and the consumer will be required to select one of those share classes when they purchase the annuity.

The material differences that are reflected in the Registration Statement are as follows:

1.
The prospectus for the Series Contracts offers three different product options (B Share, C Share and L Share). The prospectus for the Signature Contracts offers two different contract options (B Share and L Share).

2.
For the L Share contract, the mortality and expense risk charge for each death benefit is higher in the Series Contracts than in the Signature Contracts. (EEB: 2.15% vs. 2.10%; EGMDB: 1.95% vs. 1.90% GOP: 1.70% vs. 1.65%; AV 1.65% vs. 1.60%). The mortality and expense risk charges in the Series Contracts are the same, however, as those in other L Share contracts offered by Lincoln (File No. 333-61554).

3.	The prospectus for the Signature Contracts includes the 4LATER® Advantage rider. The Series Contracts will not offer this rider.
4.
The Lincoln Long-Term CareSM Advantage rider (LTC Rider) will be sold in connection with the Series Contracts.  The LTC Rider supplement is available in states that have approved the rider with registered representatives that are appropriately licensed.  The LTC rider is not offered under the Signature Contracts.

5.
Any investment options that are no longer available to new purchasers of the Signature Contracts have been removed. Fund additions and name changes that became effective on May 1, 2012 have been added.

6.	There will be a different distribution arrangement for the Series Contracts than the Signature Contracts. Therefore, the maximum commission paid to unaffiliated selling firms may be higher.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,

Scott C. Durocher
Counsel

Enclosures